

September 7, 2010

J. Kevin Gilligan
Chairman and Chief Executive Officer
Capella Education Company
225 South Sixth Street, 9th Floor
Minneapolis, MN 55402

       Re: Capella Education Company
           Form 10-K for Fiscal Year Ended December 31, 2009
           Filed February 24, 2010
           Definitive Proxy Statement
           Filed April 25, 2010
           Form 10-Q for the Quarter Ended June 30, 2010
           Filed July 27, 2010
           File No. 001-33140

Dear Mr. Gilligan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Regulation of Federal Student Financial Aid Programs, page 17
"If we are not recertified to participate in Title IV programs …" page 25

1. We note your disclosure that following the expiration of your certification to participate in Title IV programs on December 31, 2008, your eligibility continues on a month-to-month basis until the Department of Education issues its decision on your pending application. Tell us if you have received an official notice of month-to-month provisional certification and when it is expected to expire. In future filings please explain the reasons behind the Department of Education's failure to issue a decision with respect to the application for certification you submitted in September 2008. Because you are

"collaborating" with the Department of Education, it would appear that you could provide more insight into the issues being discussed. Indicate whether this delay pertains to the OIG compliance audit discussed elsewhere in your periodic report.

Title IV Return of Funds, page 19

2. Please tell us and disclose in future filings the circumstances pursuant to which you issued the Department of Education an irrevocable letter of credit in September 2008, which was renewed and increased in July 2009.

Compliance Reviews, page 20

3. In future filings disclose the OIG's interpretation of the total amount of Title IV funds not returned for learners who withdrew without providing official notification. In addition, if possible, quantify the fines and penalties that you may be subject to as a result of this issue.

Our key financial results metrics, page 47

4. Tell us the nature of annual tuition adjustments, when they are recorded and what the amounts were for all periods presented.

Consolidated Balance Sheets, page 64

5. It does not appear that you have any restricted cash. Tell us how you account for Title IV funds received in advance of student billings or refundable unearned funds following a student's withdrawal.

Revenue Recognition, page 68

6. We read your description of your revenue recognition method subject to your refund policy. Considering the difference in the tuition earned per your refund policy and the amount earned per Title IV regulations as set forth on page 19, tell us how a refund transaction is recorded following a student's withdrawal in the following situations
   - before the 12 day period
   - after the 12 day period but before the 60% threshold
   - after the 60% threshold

   Please provide us illustrative journal entries hypothesized on Title IV funds initially credited towards 80% of the tuition.

3. Marketable securities, pages 74-75

7. Please separately disclose the nature and amount of securities included in "cash

equivalents" as well as their respective designated level in the fair value hierarchy.

Definitive Proxy Statement

8. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Long-Term Incentive Opportunity, page 21

9. We note that target grant values for your named executive officers' long-term incentive ranged from 45-200% of base salary and were determined based on the long-term incentive opportunity amounts used by comparable companies. Please revise your disclosure in future filings to indicate how the targeted and final award amounts compare to the comparable companies the compensation committee reviews. In addition, we note that the compensation committee considered the "performance level and experience" of each executive in determining grant levels for these officers. Please analyze in more detail how the committee's consideration of these factors resulted in the compensation awarded to each officer. See Item 402(b)(2)(vii) of Regulation S-K.

Form 10-Q for the Quarter Ended June 30, 2010

Results of Operations
Instructional costs and service expenses, page 13

10. We note that instructional costs and services expenses increased primarily due to your ongoing investment in faculty. In this regard quantify the bonus expense and other related strategic faculty expenses. Tell us more in detail about the nature of bonus expense, when and how earned, and additionally, "strategic investments focused on improving faculty engagement and the learner experience

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

/s

Larry Spirgel
Assistant Director